UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Prairie Operating Co.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

739650109

(CUSIP Number)

Gregory K. O’Neill

Level 27, 60 City Road Southbank
Melbourne, Australia
+ 61 3 9694 3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 739650109	SCHEDULE 13D	Page 1 of 9 Pages

1	NAME OF REPORTING PERSON Narrogal Nominees Pty Ltd ATF Gregory K O’Neill Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,268,493 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,483,230 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,483,230 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9% (3)
14	TYPE OF REPORTING PERSON OO (Australian Trust)

(1)	Includes 6,268,493, shares of common stock, par value $0.01 per share (“Common Stock”), representing 29.9% of the voting power of the Common Stock based on 20,964,861 shares of Common Stock outstanding, which includes (i) 12,564,861 shares of Common Stock outstanding as of August 8, 2024 (as reported in the Quarterly Report of Prairie Operating Co., a Delaware corporation (the “Issuer”) on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2024); and (ii) 8,400,000 shares of Common Stock issued to Family Trust (as defined herein) in connection with the Warrant Exercise and the Preferred Stock Conversion (as defined herein), and subject to the 29.9% limitation on voting described in Item 6 below.
(2)	Includes (i) 10,439,614 shares of Common Stock; and (ii) 43,616 shares of Common Stock issuable within 60 days of the date hereof upon the conversion of the Series D Preferred Stock. The shares reported herein do not include an additional 7,156,384 shares of Common Stock that underlie, in the aggregate, the remaining shares of Series D Preferred Stock, the Series D A Warrant, and the Series E A Warrant held by the Family Trust, as the exercise or conversion of these securities would exceed the Beneficial Ownership Limitation, as amended.
(3)	This percentage is based on 21,008,477 shares of Common Stock outstanding, which includes (i) 12,564,861 shares of Common Stock outstanding as of August 8, 2024 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on August 9, 2024); (ii) 8,400,000 shares of Common Stock issued to the Family Trust in connection with the Warrant Exercise and the Preferred Stock Conversion; and (iii) 43,616 shares of Common Stock issuable within 60 days of the date hereof upon the conversion of Series D Preferred Stock.

CUSIP No. 739650109	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Narrogal Nominees Pty Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,268,493 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,483,230 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,483,230 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9% (3)
14	TYPE OF REPORTING PERSON OO (Australian proprietary company)

(1)	Includes 6,268,493, shares of Common Stock, representing 29.9% of the voting power of the Common Stock based on 20,964,861 shares of Common Stock outstanding, which includes (i) 12,564,861 shares of Common Stock outstanding as of August 8, 2024 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on August 9, 2024); and (ii) 8,400,000 shares of Common Stock issued to Family Trust in connection with the Warrant Exercise and the Preferred Stock Conversion, and subject to the 29.9% limitation on voting described in Item 6 below.
(2)	Includes (i) 10,439,614 shares of Common Stock; and (ii) 43,616 shares of Common Stock issuable within 60 days of the date hereof upon the conversion of the Series D Preferred Stock. The shares reported herein do not include an additional 7,156,384 shares of Common Stock that underlie, in the aggregate, the remaining shares of Series D Preferred Stock, the Series D A Warrant, and the Series E A Warrant held by the Family Trust, as the exercise or conversion of these securities would exceed the Beneficial Ownership Limitation, as amended.
(3)	This percentage is based on 21,008,477 shares of Common Stock outstanding, which includes (i) 12,564,861 shares of Common Stock outstanding as of August 8, 2024 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on August 9, 2024); (ii) 8,400,000 shares of Common Stock issued to the Family Trust in connection with the Warrant Exercise and the Preferred Stock Conversion; and (iii) 43,616 shares of Common Stock issuable within 60 days of the date hereof upon the conversion of Series D Preferred Stock.

CUSIP No. 739650109	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Gregory K. O’Neill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,268,493 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,483,230 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,483,230 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 6,268,493, shares of Common Stock, representing 29.9% of the voting power of the Common Stock based on 20,964,861 shares of Common Stock outstanding, which includes (i) 12,564,861 shares of Common Stock outstanding as of August 8, 2024 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on August 9, 2024); and (ii) 8,400,000 shares of Common Stock issued to Family Trust in connection with the Warrant Exercise and the Preferred Stock Conversion, and subject to the 29.9% limitation on voting described in Item 6 below.
(2)	Includes (i) 10,439,614 shares of Common Stock; and (ii) 43,616 shares of Common Stock issuable within 60 days of the date hereof upon the conversion of the Series D Preferred Stock. The shares reported herein do not include an additional 7,156,384 shares of Common Stock that underlie, in the aggregate, the remaining shares of Series D Preferred Stock, the Series D A Warrant, and the Series E A Warrant held by the Family Trust, as the exercise or conversion of these securities would exceed the Beneficial Ownership Limitation, as amended.
(3)	This percentage is based on 21,008,477 shares of Common Stock outstanding, which includes (i) 12,564,861 shares of Common Stock outstanding as of August 8, 2024 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on August 9, 2024); (ii) 8,400,000 shares of Common Stock issued to the Family Trust in connection with the Warrant Exercise and the Preferred Stock Conversion; and (iii) 43,616 shares of Common Stock issuable within 60 days of the date hereof upon the conversion of Series D Preferred Stock.

CUSIP No. 739650109	SCHEDULE 13D	Page 4 of 9 Pages

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed by Narrogal Nominees Pty Ltd ATF Gregory K O’Neill Family Trust (the “Family Trust”), Narrogal Nominees Pty Ltd, (“Narrogal Nominees”), as trustee to the Family Trust; and Gregory K. O’Neill, as Sole Director of Narrogal Nominees (the “Reporting Persons”) with the SEC on November 21, 2023 (the “Schedule 13D”) with respect to the Common Stock of the Issuer. This Amendment No. 1 is being filed to report (i) the entry into the Consent & Agreement (as defined below) by the Issuer and the Family Trust; and (ii) the Warrant Exercise and the Preferred Stock Conversion (each as defined below). Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 3:

On August 15, 2024, the Family Trust delivered notice to the Issuer of the exercise of the Series E B Warrants to purchase 4,000,000 shares of Common Stock at an exercise price of $6.00 per share for a total exercise price of $24 million (the “Warrant Exercise”). The source of the funds used by the Family Trust to exercise the Series E B Warrants was paid from the working capital of Narrogal Nominees.

CUSIP No. 739650109	SCHEDULE 13D	Page 5 of 9 Pages

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

The information contained in Items 5 and 6 is incorporated herein by reference.

Subject to the Beneficial Ownership Limitation, the Standstill and the Voting Agreement described in Item 6, the Reporting Persons may further purchase, hold, vote, trade, dispose of, or otherwise deal in the shares of Common Stock, and may exercise warrants or convert shares of preferred stock, at such times, and in such manner, as they deem advisable to benefit from changes in the market prices of such Common Stock, changes in the Issuer’s operations, business strategy, or prospects. Pursuant to the Consent & Agreement, the Family Trust agreed to convert Series D Preferred Stock at such time that any incremental conversion of Series D Preferred Stock is no longer precluded by the Beneficial Ownership Limitation. The Reporting Persons may review, monitor, and evaluate their investments in the Issuer at any time, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D. Any such discussion or actions may consider various factors, including, without limitation, the Issuer’s business prospects and other developments concerning the Issuer, alternative investment opportunities, general economic conditions, financial and stock market conditions, the Issuer’s management, competitive and strategic matters, capital structure, liquidity objectives, and any other facts and circumstances that may become known to the Reporting Persons regarding or related to the matters described in this Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 739650109	SCHEDULE 13D	Page 6 of 9 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) — (b)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of August 15, 2024. This percent of class presented below is based on 21,008,477 shares of Common Stock outstanding, which includes (i) 12,564,861 shares of Common Stock outstanding as of August 8, 2024 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on August 9, 2024); (ii) 8,400,000 shares of Common Stock issued to the Family Trust in connection with the Warrant Exercise and the Preferred Stock Conversion (each as defined below); and (iii) 43,616 shares of Common Stock issuable within 60 days of the date hereof upon the conversion of Series D Preferred Stock.

Reporting Person	Amount beneficially owned (1)	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote (2):	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Narrogal Nominees Pty Ltd ATF Gregory K O’Neill Family Trust	10,483,230	49.9%	0	6,281,534	0	10,483,230
Narrogal Nominees Pty Ltd	10,483,230	49.9%	0	6,281,534	0	10,483,230
Gregory K. O’Neill	10,483,230	49.9%	0	6,281,534	0	10,483,230

(1) The Family Trust is the record holder of: (i) 10,439,614 shares of Common Stock and (ii) 43,616 shares of common stock issuable within 60 days of the date hereof upon the conversion of the Series D Preferred Stock. The shares reported herein do not include 7,156,384 shares of Common Stock that underlie, in the aggregate, the remaining Series D Preferred Stock, the Series D A Warrants, and the Series E A Warrants, as the exercise or conversion of these securities is subject to the Beneficial Ownership Limitation. Mr. O’Neill is the Sole Director of Narrogal Nominees, which is the trustee of the Family Trust, and as such, Mr. O’Neill has voting and investment control over the shares directly held by the Family Trust.

(2) Represents the number of shares of Common Stock equal to 29.9% of the voting power of the Common Stock outstanding after giving effect to the Warrant Exercise and the Preferred Stock Conversion (each as defined below) and 12,564,861 shares of Common Stock outstanding as of August 8, 2024 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on August 9, 2024). See description of Voting Threshold and Voting Agreement in Item 6.

(c) On August 15, 2024, in addition to the Warrant Exercise described in Item 3, the Family Trust delivered notice to the Issuer of the conversion of (i) all of its 20,000 shares of Series E Preferred Stock into 4,000,000 shares of Common Stock and (ii) 2,000 shares of Series D Preferred Stock into 400,000 shares of Common Stock (the conversion of each of the Series E Preferred Stock and certain of the Series D Preferred Stock, the “Preferred Stock Conversion”). The Warrant Exercise and the Preferred Stock Conversion result in total ownership of 10,439,614 shares of Common Stock by the Family Trust, or 49.8% of the outstanding Common Stock, based on 20,964,861 shares of Common Stock outstanding, which includes (i) 12,564,861 shares of Common Stock outstanding as of August 8, 2024 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on August 9, 2024); and (ii) 8,400,000 shares of Common Stock issued to the Family Trust in connection with the Warrant Exercise and Preferred Stock Conversion. Except as set forth in this Item 5(c), the Reporting Persons have not engaged in any transaction during the past 60 days involving Common Stock of the Issuer.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

CUSIP No. 739650109	SCHEDULE 13D	Page 7 of 9 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 3, 4, and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

Consent & Agreement

On August 15, 2024, the Issuer entered into a Consent & Agreement (the “Consent & Agreement”) with the Family Trust. Prior to entering into the Consent & Agreement, the Family Trust was the beneficial owner of 25% of the Common Stock of the Issuer.

Each of the Series D Preferred Stock, Series E Preferred Stock, Series D A Warrant, Series E A Warrant and the Series E B Warrant held by the Family Trust were subject to a limitation on exercise or conversion, as applicable, if as a result of such exercise or conversion, the Family Trust would own more than the Beneficial Ownership Limitation, which may be increased by the Family Trust upon written notice to the Issuer, to any specified percentage not in excess of 9.99% (the “Beneficial Ownership Limitation Ceiling”). As previously reported, on November 13, 2023, the Family Trust entered into an agreement with the Issuer pursuant to which it amended the terms of each of its Warrants to increase the Beneficial Ownership Limitation Ceiling from 9.99% to 25% and gave notice to the Issuer that it was increasing its Beneficial Ownership Limitation to 25% with respect to each of its Warrants.

Pursuant to the Consent & Agreement, the Issuer and the Family Trust agreed to (i) amend Section 6(d) of the Series E Certificate to increase the Beneficial Ownership Limitation Ceiling from 9.99% to 49.9% (the “Series E BOL Amendment”); (ii) subject to consent from the requisite holders of the Series D Preferred Stock, amend Section 6(d) of the Series D Certificate to increase the Beneficial Ownership Limitation from 9.99% to 49.9% (the “Series D BOL Amendment”); and (iii) amend Section 2(e) of each of the Family Trust’s Series D A Warrant and Series E A Warrant and Section 2(d) of the Family Trust’s Series E B Warrant to increase the Beneficial Ownership Limitation Ceiling from 25% to 49.9% (collectively, the “BOL Amendments”). Concurrently with the Consent & Agreement, the requisite holders of the Series D Preferred Stock provided consent pursuant to Section 6 of the Series D Certificate for the Series D BOL Amendment (the “Series D Consent”). If the Beneficial Ownership Limitation, as amended, does not permit the conversion of any or all of the Series D Preferred Stock held by the Family Trust, the Issuer, pursuant to the Consent & Agreement, must periodically, but no less than once per month, determine whether greater than 100,000 shares of Common Stock underlying the Series D Preferred Stock may be converted, and if so, provide notice to the Family Trust and must promptly effect such a conversion upon direction by the Family Trust.

In connection with the increase to the Beneficial Ownership Limitation Ceiling, the Family Trust agreed pursuant to the Consent & Agreement that (i) until its remaining Preferred Stock and Warrants are exercised or converted, as applicable, it will not acquire any other shares of Common Stock of the Issuer, and (ii) for a period of ten years following the date of the Consent & Agreement, it will not, directly or indirectly, acquire by means of public equity trading markets, any Common Stock or other securities with underlying Common Stock, to the extent the Family Trust would beneficially own the voting, investment or economic control over 49.9% of the Common Stock of the Issuer (the “Standstill”).

The Family Trust further agreed that if at any time it beneficially owns, or exercises control over, shares of Common Stock with voting rights that exceed 29.9% of the Common Stock of the Issuer (the “Voting Threshold”), the Issuer shall exercise the voting rights with respect to such shares of Common Stock beneficially owned in excess of the Voting Threshold in the same proportion as the outstanding Common Stock (excluding Common Stock beneficially owned, directly or indirectly, by the Family Trust or any Affiliate (as defined in the Consent & Agreement) of the Family Trust, but including any securities of the Issuer eligible to vote with the Common Stock on an as-converted basis) voted on all matters submitted to a vote of the holders of Common Stock of the Issuer (the “Voting Agreement”).

Additionally, the Family Trust consented to the Issuer’s entering into one or more agreements with investors or creditors to raise funds to fund the cash consideration in connection with a certain acquisition of the Issuer and its ongoing operations, and that such agreements may include the offer and issuance of debt, equity or convertible securities, a revolving credit facility, each of which may include the incurrence of liens on certain property of the Issuer (any such issuance, facility or agreement, a “Transaction” and, together, the “Transactions”). The Family Trust consented to the Transactions and waived any and all future rights with respect to the Transactions and irrevocably (i) waived any and all consent rights with respect to the Negative Covenants set forth in Section 9 of the Series E Certificate of Designation and the consent rights with respect to any issuance of securities under Section 4 of the Series E Certificate of Designation and (ii) to the extent any consent is required under Section 4 of the Series D Certificate of Designation with respect to an issuance of securities or under Section 9 with respect to the Negative Covenants, the Family Trust agreed to vote in favor of the recommendation of the Board with respect to any such consent for so long as Family Trust holds any shares of Series D Preferred Stock.

Pursuant to the Consent & Agreement, the Family Trust also irrevocably released its Mortgage on certain property of the Issuer in favor of the Family Trust in connection with the Series E Preferred Stock and agreed to execute and deliver or cause to be executed and delivered such instruments of satisfaction and reassignment as may be requested by the Issuer to effect such Release.

This summary is qualified by the actual terms of the Consent and Agreement which is filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference.

CUSIP No. 739650109	SCHEDULE 13D	Page 8 of 9 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description of Exhibit

1	Consent and Agreement, dated August 15, 2024, by and among Prairie Operating Co. and Narrogal Nominees Pty Ltd ATF Gregory K O’Neill Family Trust.
2	Joint Filing Agreement, dated November 21, 2023, by and among the Family Trust, Narrogal Nominees and Mr. O’Neill (incorporated by reference to the Schedule 13D originally filed with the SEC on November 21, 2023).

CUSIP No. 739650109	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2024

NARROGAL NOMINEES PTY LTD ATF GREGORY K O’NEILL FAMILY TRUST

By: Narrogal Nominees Pty Ltd, as trustee

/s/ Gregory K. O’Neill
Gregory K. O’Neill, Sole Director

NARROGAL NOMINEES PTY LTD

/s/ Gregory K. O’Neill
Gregory K. O’Neill, Sole Director

/s/ Gregory K. O’Neill
Gregory K. O’Neill